White Knight Resources Ltd.

02 NOV 12 AM 8:54

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com.com

82-2850

02055916

SUPPL

News Release
October 25, 2002
NR# 02-09

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") is making an application to the TSX Venture Exchange to extend the exercise term of 3,708,132 warrants by one year. Each warrant entitles the holder to purchase one common share at a price of $0.44 per share if exercised on or before …r 18, 2002. Subject to regulatory approval, the warrants will now expire on …mber 18, 2003.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President

dw 11/15

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.